

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Kevin Lee, Ph.D., MBA
Chief Executive Officer
BICYCLE THERAPEUTICS PLC
B900, Babraham Research Campus
Cambridge CB22 3AT
United Kingdom

> **Re: BICYCLE THERAPEUTICS PLC**
> **Registration Statement on Form S-3**
> **Filed June 5, 2020**
> **File No. 333-238996**

Dear Dr. Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jaime L. Chase, Esq.